EXHIBIT 2.2

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES ACT OF 1934

The following description sets forth certain material terms and provisions of Allot Ltd.’s (the “Company”) securities that are registered under Section 12 of the Securities Exchange Act of 1934, as amended.

DESCRIPTION OF SHARE CAPITAL

This description summarizes relevant provisions of the Israeli Companies Law, 5759-1999, or the Companies Law.  The following summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the applicable provisions of the Companies Law and the Company’s articles of association, a copy of which is incorporated by reference as an exhibit to the Annual Report on Form 20-F of which this Exhibit 2.2 is a part.  The Company encourages you to read its articles of association and the applicable provisions of the Companies Law for additional information.

Ordinary Shares

Our authorized share capital consists of 200,000,000 ordinary shares, par value ILS 0.10 per share.  As of March 1, 2022, we had 36,553,313 ordinary shares outstanding. All outstanding ordinary shares are validly issued, fully paid and non-assessable.  Our ordinary shares are listed under the symbol “ALLT” on the NASDAQ Stock Market and on the Tel Aviv Stock Exchange (“TASE”).

The rights attached to the ordinary shares are as follows:

Voting.  Holders of our ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders at a shareholder meeting.  Shareholders may vote at shareholder meeting either in person, by proxy or by written ballot.  Shareholder voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future.

Transfer of Shares.  Fully paid ordinary shares are issued in registered form and may be freely transferred under our articles of association unless the transfer is restricted or prohibited by another instrument, Israeli law or the rules of a stock exchange on which the shares are traded.

Election of Directors.  Our ordinary shares do not have cumulative voting rights for the election of directors.  Rather, under our articles of association our directors are elected by the holders of a simple majority of our ordinary shares at a general shareholder meeting.  As a result, the holders of our ordinary shares that represent more than 50% of the voting power represented at a shareholder meeting have the power to elect any or all of our directors whose positions are being filled at that meeting, subject to the special approval requirements for outside directors.

Outside directors are elected by a majority vote at a shareholders’ meeting, provided that either:

•
the majority of shares voted at the meeting, including at least a majority of the shares of non-controlling shareholder(s) and shareholders who do not have a personal interest in the election of the outside director (other than a personal interest that does not result from the shareholder’s relationship with a controlling shareholder), voted at the meeting, excluding abstentions, vote in favor of the election of the outside director; or

•
the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in the election of the outside director (excluding a personal interest that does not result from the shareholder’s relationship with a controlling shareholder) voted against the election of the outside director does not exceed two percent of the aggregate voting rights in the company.

Dividend and Liquidation Rights.  Under the Companies Law, shareholder approval is not required for the declaration of a dividend, unless the company’s articles of association provide otherwise.  Our articles of association provide that our board of directors may declare and distribute a dividend to be paid to the holders of ordinary shares without shareholder approval in proportion to the paid up capital attributable to the shares that they hold.  Dividends may be paid only out of profits legally available for distribution, as defined in the Companies Law, provided that there is no reasonable concern that the payment of a dividend will prevent us from satisfying our existing and foreseeable obligations as they become due.  If we do not have profits legally available for distribution, we may seek the approval of the court to distribute a dividend.  The court may approve our request if it is convinced that there is no reasonable concern that a payment of a dividend will prevent us from satisfying our existing and foreseeable obligations as they become due.

In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of ordinary shares in proportion to the paid up capital attributable to the shares that they hold.  Dividend and liquidation rights may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

Shareholder Meetings

We are required to convene an annual general meeting of our shareholders once every calendar year within a period of not more than 15 months following the preceding annual general meeting.  Our board of directors may convene a special general meeting of our shareholders and is required to do so at the request of two directors or one quarter of the members of our board of directors or at the request of one or more holders of 5% or more of our share capital and 1% of our voting power or the holder or holders of 5% or more of our voting power.  All shareholder meetings require prior notice of at least 21 days.  The chairperson of our board of directors, or any other person appointed by the board of directors, presides over our general meetings.  In the absence of the chairperson of the board of directors or such other person, one of the members of the board designated by a majority of the directors presides over the meeting.  If no director is designated to preside as chairperson, then the shareholders present will choose one of the shareholders present to be chairperson.  Subject to the provisions of the Companies Law and the regulations promulgated thereunder, shareholders entitled to participate and vote at general meetings are the shareholders of record on a date to be decided by the board of directors, which may be between four and 40 days prior to the date of the meeting.

Quorum

The quorum required for a meeting of shareholders consists of at least two shareholders present in person, by proxy or by written ballot, who hold or represent between them at least 25% of our voting power.  A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or any time and place as the directors designate in a notice to the shareholders.  At the reconvened meeting, the required quorum consists of at least two shareholders present, in person, by proxy or by written ballot, who hold or represent between them at least 10% of our voting power, provided that if the meeting was initially called pursuant to a request by our shareholders, then the quorum required must include at least the number of shareholders entitled to call the meeting.

Resolutions

An ordinary resolution requires approval by the holders of a simple majority of the voting rights represented at the meeting, in person, by proxy or by written ballot, and voting on the resolution.

Under the Companies Law, unless otherwise provided in the articles of association or applicable law, all resolutions of the shareholders require a simple majority.  A resolution for the voluntary winding up of the company requires the approval by holders of at least 75% of the voting rights represented at the meeting, in person, by proxy or by written ballot, and voting on the resolution.  Under our articles of association (1) certain shareholders’ resolutions require the approval of a special majority of the holders of at least 75% of the voting rights represented at the meeting, in person, by proxy or by written ballot, and voting on the resolution, and (2) certain shareholders’ resolutions require the approval of a special majority of the holders of at least two-thirds of the voting securities of the company then outstanding.

Access to Corporate Records

Under the Companies Law, all shareholders generally have the right to review minutes of our general meetings, our shareholder register, including with respect to material shareholders, our articles of association, our financial statements and any document we are required by law to file publicly with the Israeli Companies Registrar.  Any shareholder who specifies the purpose of its request may request to review any document in our possession that relates to any action or transaction with a related party which requires shareholder approval under the Companies Law.  We may deny a request to review a document if we determine that the request was not made in good faith, that the document contains a commercial secret or a patent or that the document’s disclosure may otherwise impair our interests.

Acquisitions under Israeli Law

Full Tender Offer.  A person wishing to acquire shares of a public Israeli company and who would as a result hold over 90% of the target company’s issued and outstanding share capital is required by the Companies Law to make a tender offer for the purchase of all of the issued and outstanding shares of the company.  If the shareholders who do not accept the offer hold less than 5% of the issued and outstanding share capital of the company, and more than half of the offerees who do not have a personal interest in the tender offer accept the tender offer, all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law.  Notwithstanding the above, if the shareholders who do not accept the offer hold less than 2% of the issued and outstanding share capital of the company or of the applicable class, the offer will nonetheless be accepted.  However, a shareholder that had its shares so transferred may, within six months from the date of acceptance of the tender offer, petition the court to determine that the tender offer was for less than fair value and that the fair value should be paid as determined by the court.  The bidder may provide in its tender offer that any accepting shareholder may not petition the court for fair value, but such condition will not be valid unless all of the information required under the Companies Law was provided prior to the acceptance date.  The description above regarding a full tender offer also applies, with certain limitations, when a full tender offer for the purchase of all of the company’s securities is accepted.

Special Tender Offer.  The Companies Law provides, subject to certain exceptions, that an acquisition of shares of a public Israeli company must be made by means of a “special tender offer” if, as a result of the acquisition, the purchaser would become a holder of at least 25% of the voting rights in the company.  This rule does not apply if there is already another holder of at least 25% of the voting rights in the company.  Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser would become a holder of more than 45% of the voting rights in the company, and there is no other shareholder of the company who holds more than 45% of the voting rights in the company.  The special tender offer may be consummated subject to certain majority requirements set forth in the Companies Law, and provided further that at least 5% of the voting rights attached to the company’s outstanding shares will be acquired by the party making the offer.

Merger.  The Companies Law permits merger transactions between two Israeli companies if approved by each party’s board of directors and a certain percentage of each party’s shareholders.  Following the approval of the board of directors of each of the merging companies, the boards must jointly prepare a merger proposal for submission to the Israeli Registrar of Companies.

Under the Companies Law, if the approval of a general meeting of the shareholders is required, merger transactions may be approved by the holders of a simple majority of our shares present, in person, by proxy or by written ballot, at a general meeting of the shareholders and voting on the transaction.  In determining whether the required majority has approved the merger, if shares of the company are held by the other party to the merger, by any person holding at least 25% of the voting rights, or 25% of the means of appointing directors or the general manager of the other party to the merger, then a vote against the merger by holders of the majority of the shares present and voting, excluding shares held by the other party or by such person, or any person or entity acting on behalf of, related to or controlled by either of them, is sufficient to reject the merger transaction.  In certain circumstances, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the value of the parties to the merger and the consideration offered to the shareholders.

The Companies Law provides for certain requirements and procedures that each of the merging companies is to fulfill.  In addition, a merger may not be completed unless at least fifty days have passed from the date that a proposal for approval of the merger was filed with the Israeli Registrar of Companies and thirty days from the date that shareholder approval of both merging companies was obtained.

Anti-Takeover Measures

Undesignated preferred shares.  The Companies Law allows us to create and issue shares having rights different from those attached to our ordinary shares, including shares providing certain preferred or additional rights with respect to voting, distributions or other matters and shares having preemptive rights.  We do not have any authorized or issued shares other than ordinary shares.  In the future, if we do create and issue a class of shares other than ordinary shares, such class of shares, depending on the specific rights that may be attached to them, may delay or prevent a takeover or otherwise prevent our shareholders from realizing a potential premium over the market value of their ordinary shares.  The authorization of a new class of shares will require an amendment to our articles of association which requires the prior approval of a simple majority of our shares represented and voted at a general meeting.  In addition, we undertook towards the TASE that, as long as our shares are registered for trading with the TASE we will not issue or authorize shares of any class other than the class currently registered with the TASE, unless such issuance is in accordance with certain provisions of the Israeli Securities Law determining that a company registering its shares for trade on the TASE may not have more than one class of shares for a period of one year following registration with the TASE, and following such period the company is permitted to issue preferred shares if the preference of those shares is limited to a preference in the distribution of dividends and the preferred shares have no voting rights.

Supermajority voting.  Our articles of association require the approval of the holders of at least two-thirds of our combined voting power to effect certain amendments to our articles of association.

Classified board of directors.  Under our articles of association, our directors (other than the outside directors, whose appointments are required under the Companies Law) are divided into three classes.  Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire board of directors (other than the outside directors).  At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of that class of directors is for a term of office that expires on the third annual general meeting following such election or re-election, such that each year the term of office of only one class of directors will expire.

The directors (other than the outside directors) are elected by a vote of the holders of a majority of the voting power present and voting at the meeting.  Each director will hold office until the annual general meeting of our shareholders for the year in which his or her term expires and until his or her successor is duly elected and qualified, unless the tenure of such director expires earlier pursuant to the Companies Law or unless he or she resigns or is removed from office.

The initial term of an outside director is three years, and he or she may be reelected to up to two additional terms of three years each at a shareholders’ meeting, subject to the voting threshold set forth above.  Thereafter, an outside director may be reelected for additional periods of up to three years each, only if the company’s audit committee and board of directors confirm that, in light of the outside director’s expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional period is beneficial to the company.